UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Cushman & Wakefield plc

(Name of Issuer)

Ordinary Shares, $0.10 nominal value per share

(Title of Class of Securities)

G2717B108

(CUSIP Number)

July 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2717B108	13G
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PAGAC Drone Holding GP I Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12		TYPE OF REPORTING PERSON PN

* The calculation is based on a total of 229,047,181 Ordinary Shares (as defined below) outstanding as of April 24, 2024, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2024.

Item 1(a). Name of Issuer:

Cushman & Wakefield plc (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

125 Old Broad Street

London, United Kingdom, EC2N 1AR

Item 2(a). Name of Person Filing:

PAGAC Drone Holding GP I Ltd (the “Reporting Person”)

Items 2(b). Address of Principal Business Office or, if none, Residence:

The business address of each the Reporting Person is: 33/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

Items 2(c). Citizenship:

PAGAC Drone Holding GP I Ltd is a Cayman Islands limited company.

Item 2(d). Titles of Classes of Securities:

Ordinary Shares, $0.10 nominal value per share (“Ordinary Shares”).

Item 2(e). CUSIP NUMBER: G2717B108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

The Reporting Person is the general partner of PAGAC Drone Holding I LP (“PAGAC” and, together with the Reporting Person, the “PAG Entities”).

The PAG Entities beneficially own 0 Ordinary Shares.

(b)

Percent of class:

0.0%

The calculation is based on a total of 229,047,181 Ordinary Shares outstanding as of April 24, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on April 30, 2024.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

The PAG Entities entered into a Stockholders Agreement, dated as of August 6, 2018, with certain other holders (the "Holders") of Ordinary Shares. Pursuant to the Stockholders Agreement, the PAG Entities and the Holders agreed to, among other things, vote their Ordinary Shares to elect members of the Board of Directors of the Issuer as set forth therein and, because of this relationship, the Reporting Person may have been deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Ordinary Shares beneficially owned by the Holders although the Reporting Person and each PAG Entity disclaimed such beneficial ownership, except to the extent of its pecuniary interest therein, if any. As of June 7, 2024, no Holders that were party to the Stockholders Agreement had the right to nominate any directors to the Board of Directors of the Issuer pursuant to Article III thereof, and as such, the Stockholders Agreement automatically terminated without any further action by any party.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2024

/s/ Lincoln Pan
By: Lincoln Pan - as Director of PAGAC DRONE HOLDING GP I LIMITED